UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)


magicJack Vocaltec, Ltd.

(Name of Issuer)

Class A Common stock

(Title of Class of Securities)

0001005699

(CUSIP Number)

Spencer Grimes
Twinleaf Management, LLC
131 Brookwood Lane,
New Canaan, CT 06840
(203) 594-1441

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

	Twinleaf Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Connecticut, USA

7	Sole Voting Power	        0

8	Shared Voting Power		409,241

9	Sole Dispositive Power		0

10	Shared Dispositive Power        409,241

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	 409,241

12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	2.5%

14	Type of Reporting Person (See Instructions)

	IA


As of December 21, 2017 Twinleaf Management, LLC is the beneficial owner of 409,241 shares of Class A Common
Stock of magicJack Vocaltec, Ltd. The shares are allocated across nine (9) discretionary client accounts (the
"Client Accounts"). Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client contains an interest relating to more than five percent (5%) of the class of securities.

1	Names of Reporting Persons

	Spencer Grimes, Managing Member of Twinleaf Management,
	LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Source of Funds (See Instructions) OO


5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  USA

7	Sole Voting Power	0

8	Shared Voting Power	409,241

9	Sole Dispositive Power	0

10	Shared Dispositive Power  409,241

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	 409,241

12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

    2.5%

14	Type of Reporting Person (See Instructions)

	IN/HC

* As of December 21, 2017 Twinleaf Management, LLC is the beneficial owner of 409,241 shares of Class A Common Stock of magicJack Vocaltec, Ltd. The shares are allocated across nine (9) discretionary client accounts (the "Client
Accounts"). Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client contains an interest relating to more than five percent (5%) of the class of securities. Spencer Grimes is the Managing Member of Twinleaf Management, LLC and as a result possesses the power to vote and dispose or direct the disposition of all the shares referred to above, thus may be deemed to beneficially own a total of 2.5% shares of Class A Common Stock.

The following constitutes Amendment No. 1 ("Amendment
No. 1") to the Schedule 13D (the "Schedule 13D" or the
"Statement") filed by the undersigned relating to the Ordinary Shares, with no par value (the "Ordinary Shares"), of magicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the "Issuer"). The principal executive office of the Issuer is located at 12 Beni Gaon Street, Building 2b Poleg Industrial Area, Netanya, Israel 42504.
This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.


Item 5.     Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based on 16,115,383 Ordinary Shares outstanding shares of Class A Common Stock outstanding as of the date of this Amendment 1. As of the close of business on the date hereof, Twinleaf Management, LLC, as the investment advisor to nine (9) discretionary client accounts, may be deemed to beneficially own the 409,241 shares of Class A Common Stock spread across the Client Accounts.
Spencer Grimes, as the Managing Member of Twinleaf Management, LLC, may be deemed to beneficially own the 409,241 shares of magicJack Vocaltec Ltd's Class A Common Stock spread across the Client Accounts.

(b) The Reporting Persons possess the shared power to vote and to direct the disposition of the securities held by the Reporting
Persons.

(c) The Reporting Persons conducted the following transactions on the in the past sixty (60) days. All of the following transactions were conducted on the open market and effectuated by Twinleaf Management, LLC for the benefit of the Client
Accounts:

Sale of Common Stock   11/9/17 -  186,231 shares at $8.37
Sale of Common Stock   12/21/17 - 229,797 shares at $8.45


(d) The Client Accounts of Twinleaf Management, LLC have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
No such client owns more than five percent (5%) of the Class A Common stock nor any other class of stock of the Issuer.

(e) On December 21, 2017, the Reporting Persons ceased to be the beneficial owners of five percent of the outstanding Ordinary
Shares.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          January 5, 2018

                    TWINLEAF MANAGEMENT, LLC

                    /s/ Spencer Grimes
                    ----------------------------------------
                    Spencer Grimes
		    Managing Member, Twinleaf Management, LLC



                    SPENCER GRIMES

                    /s/ Spencer Grimes
                    -----------------------------------------




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)